Exhibit 99.14

Equinox Gold Corp.

Management’s Discussion and Analysis

December 31, 2017

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations should be read in conjunction with the audited consolidated financial statements of Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: LWLCF) for the year ended December 31, 2017 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of March 29, 2018. This discussion covers the year ended December 31, 2017 and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

Information on risks and uncertainties associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, is included in this MD&A starting on page 7.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements and are directed to those risks and uncertainties discussed in this MD&A, in the joint management information circular dated February 22, 2017, and in the joint information circular of NewCastle Gold (defined herein) and Anfield Gold (defined herein) dated November 14, 2017, all of which are filed on SEDAR.

Contents
Business overview	2
Recent developments	2
Fiscal 2017 corporate and operating highlights	3
2018 Outlook	4
Significant corporate transactions	5
Mineral and other projects	7
Financial results	10
Liquidity and capital resources	12
Outstanding share data	14
Commitments and contingencies	14
Related party transactions	15
Risk and uncertainties	15
Accounting matters	22
Forward-looking statements	26
Technical information	27

Business overview

Equinox Gold is a Canadian mining company with a multi-million-ounce gold resource base, near-term and growing gold production from two past-producing mines in Brazil and California, and a long-term growth platform with a diverse portfolio of gold and copper assets in North and South America.

The Company’s principal assets are its wholly-owned, past-producing Aurizona gold project in Brazil (“Aurizona” or “Aurizona Project”) and its wholly-owned, past-producing Castle Mountain gold project (“Castle Mountain”) in California, USA.

Equinox Gold owns an 83% interest in the Koricancha gold milling operation in Peru (“Koricancha”) and holds a 100% interest in the Warintza copper-molybdenum exploration property in Ecuador (“Warintza”).

The Company also holds 100% of the Ricardo copper-molybdenum exploration property in Chile (“Ricardo”), 60% of the La Verde porphyry copper-silver-gold exploration property (“La Verde”) in Michoacan, Mexico, and 100% of the high-grade Elk Gold project (“Elk Gold”) in Canada, and is actively evaluating additional mineral properties. The Company’s primary listing is on the TSX Venture exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “LWLCF” and “LWLLF”, respectively.

Equinox Gold was created on December 22, 2017 when Trek Mining Inc. (“Trek Mining”) acquired all outstanding securities of NewCastle Gold Ltd. (“NewCastle Gold”) and Anfield Gold Corp. (“Anfield Gold”) (the “NewCastle-Anfield Transaction”), following which the Company changed its name from Trek Mining to Equinox Gold.

Recent developments

Aurizona construction and development

Construction

With all the key project construction permits and funding in place, in early January 2018 the Company’s Board of Directors approved full-scale construction of Aurizona. The project is on track to pour gold before the end of 2018.

Early works construction had been underway at Aurizona since the third quarter of 2017, focused on detailed engineering work, raising the existing tailings facility, refurbishment of existing plant infrastructure, civil earthworks and pouring foundations to prepare for installation of new plant infrastructure, installation of new administrative buildings and ordering long-lead items.

The project budget is $146 million for full construction, which includes all working capital and a 12% contingency. Approximately $25 million of this budget was spent in 2017 performing early works activities. As of the date of this MD&A:

• Overall project is 36% complete

• EPCM (engineering, procurement and construction management activities) is 45% complete

• Tailings facility raise is substantially complete

• Plant refurbishment is substantially complete

• Concrete work is 50% complete, with mill foundations in place and the pedestals underway

• Fabrication of the ball and SAG mills is well advanced, with delivery to Aurizona expected in June 2018

• High-voltage power upgrade for the new plant is underway, with longest-lead items ordered

Award of mining contract for Aurizona

A mining contract for Aurizona was awarded to an experienced Brazilian civils works contractor with more than 40 years of mining contract experience offering earthworks, implementation and operation of mines and material-hauling services. The civil works contractor has worked on numerous mining projects in Northern Brazil, including the Carajás iron ore mine for Vale and recently starting at the Tucano gold mine for Beadell Resources. The contractor began mobilizing to site in February 2018.

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Near-mine exploration success east of the existing reserve pit at Aurizona

The Company tested six near-mine exploration targets east of the existing reserve pit with 45 holes totalling 5,500 metres (“m”) and discovered broad intervals of economic grade gold mineralization, including ultra high-grade gold values up to 1,005 grams per tonne gold (“g/t Au”).

The Genipapo target, located east and north of the Piaba gold deposit, measures several square kilometres in area and covers numerous NW-SE trending gold-in-soil and geophysical anomalies. Drilling focused on the largest gold-in-soil anomaly, measuring 500 m by 1,000 m, and has now intersected gold mineralization on three distinct structures within a 400 m wide corridor. The NW-SE orientation of these mineralized structures is new and unique to this portion of the Piaba trend.

Drilling at Micote, located several kilometres to the east along trend from Piaba, successfully tested a typical ENE-SSW trending structure over a strike length of 200 m before being truncated by a NW-SE trending fault. Recent mapping and historical drilling suggest that the zone might be displaced approximately 100 m to the NW. Of note, drilling returned two ultra high-grade gold assays of 1,005 g/t Au and 735 g/t Au from within a broader zone of 84.3 g/t Au over 21.0 m. Exploration composites are calculated on uncapped assay values. The samples are from the saprolite zone where surficial processes can significantly enrich gold content. Applying the 40 g/t Au cap that was used for saprolitic material in the Piaba resource estimate would change the interval to 5.29 g/t Au over 21.0 m.

Drilling at the Mestre Chico target was limited to an area measuring 100 m by 100 m. The target is associated with a NNE-SSW shear zone where several structures converge forming a complex fault system associated with rare felsic plutonic rocks.

Discovery of new East Ridge target at Castle Mountain

In February 2018, Equinox Gold announced the discovery of significant gold mineralization at the East Ridge target, peripheral to the current resource pit at the Castle Mountain in California. A channel sampling program covering a portion of the East Ridge target identified extensive, previously unrecognized gold mineralization on surface that is corroborated by three of the best drill results from the Q4 2017 exploration program.

The Castle Mountain exploration team is currently integrating the results of the 2017 program with detailed geological mapping and updating the existing 3D geological model of the deposit to gain an improved understanding of the controls on mineralization. Additionally, a regional geological mapping and prospecting program is underway.

Share purchase by Equinox Gold’s Chairman

Equinox Gold’s Chairman, Ross Beaty, has purchased the Company’s common shares in the market (see page 6 for a description of the transaction), investing approximately $30 million in recent quarters, and is now the Company’s largest shareholder. Mr. Beaty currently holds approximately 11.6% of the Company’s outstanding shares.

Exercise of non-dilution right by Pacific Road Resources Funds

In February 2018, Equinox Gold received C$19.2 million from Pacific Road Resources Funds (“Pacific Road”) and issued 21 million Equinox Gold common shares to Pacific Road pursuant to Pacific Road’s exercise of non-dilution rights. The shares are subject to a four-month hold period expiring on June 9, 2018.

Appointment of General Counsel

Susan Toews, LL.B, was appointed as General Counsel for Equinox Gold effective April 4, 2018, and will serve as a Company officer. She has been a member of the Law Society of British Columbia since 1994 and holds a Bachelor of Arts (Honours) and a Bachelor of Laws.

Fiscal 2017 corporate and operating highlights

• Acquired Aurizona in March 2017 in a business combination with Luna Gold Corp. (“Luna Gold”)

o    Concurrently raised $61.4 million (C$81.4 million) from non-brokered private placement and a brokered bought-deal financing

• Released Aurizona feasibility results and commenced early works construction

• Received all key Aurizona construction permits

• Closed $85 million project debt facility and announced Aurizona construction fully funded

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o    $15 million of debt drawn on close

• Confirmed extension of gold mineralization at Aurizona below the shallow western end of the Piaba open pit and up to 350 metres west along strike of existing reserves, and discovered a new gold zone northeast of the open pit

• Acquired Castle Mountain in December 2017 with NewCastle-Anfield Transaction

• Rebranded as Equinox Gold and changed TSX-V trading symbols to EQX and EQX.WT

• Sold 12,515 ounces of gold from Koricancha

• December 31, 2017 cash and marketable securities of $71.3 million

Aurizona feasibility results

On July 31, 2017, the Company released the results of the Aurizona feasibility study for the Aurizona Project that is based on a new mine plan and mineral reserve estimate and outlines the design of an open-pit gold mine producing on average 136,000 ounces of gold per year, with an initial 6.5-year mine life and significant exploration upside. Using a base case gold price of $1,250 per ounce, the Aurizona Project demonstrates strong financial returns with an after-tax internal rate of return (“IRR”) of 34% ($1,350 per ounce - IRR of 42%) and a net present value (“NPV”) using a 5% discount rate of $197 million ($1,350 per ounce - NPV of $254 million). The feasibility leverages existing infrastructure to keep initial capex low compared to projects of similar scope. Life-of-mine sustaining capital is estimated at $51.3 million, including closure costs. All-in sustaining costs are estimated at $754 per ounce of gold produced, putting Aurizona in the lowest quartile of the industry average.

Aurizona exploration

During 2017 the Company drilled more than 22,000 metres at Aurizona, focused on infill drilling within and below the western end of the Piaba open pit, testing the extension of mineralization to the west along strike from existing reserves, and drilling high-priority near-mine targets. Drilling intersected significant gold mineralization within, below and up to 350 m west along strike of the reserve pit and discovered a new zone of mineralization at the Genipapo target, which is northeast of the reserve pit. Drilling also discovered ultra high-grade gold values at the Micote target, several kilometres east of the reserve pit.

Operations

Koricancha continued its gradual ramp-up, selling 12,515 ounces of gold during 2017 with average throughput in Q4 2017 of 118 tonnes per day.

In September 2017, the Company substantially completed a restructure of the Koricancha JV Agreement and increased its ownership in Koricancha from 75% to 83%.

2018 Outlook
Aurizona construction The Company’s primary focus is advancing Aurizona toward production, with the objective of pouring gold before the end of 2018. The project is on schedule and on budget.

Aurizona exploration and resource update

Exploration at Aurizona is currently focused on updating geologic models and refining plans for future drill campaigns. Commencing in the second half of 2018 the Aurizona exploration team has planned a drill program focused on resource growth, target development and discovery, including a first pass drill program at the high-priority Tatajuba target, located approximately 4 kilometres along strike to the west of the Piaba pit. Once the Tatajuba mining permit is received, which is expected in the second half of 2018, exploration can recommence.

The Company also plans to a release a resource update mid-year, incorporating 2017 drilling results from the Piaba and Piaba West targets.

Castle Mountain exploration and development

The Company expects to release the results of a pre-feasibility study around the end of Q2 2018 and continue progress towards a full feasibility in 2019, with the objective of restarting production around the end of 2019.

The Castle Mountain exploration team is currently integrating the results of the 2017 program with detailed geological mapping and updating the existing 3D geological model of the deposit to gain an improved

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understanding of the controls on mineralization. Additionally, a regional geological mapping and prospecting program is underway and the Company intends to drill more than 30,000 metres commencing later in 2018.

Warintza

In recent months, the Company has been involved in discussions with various stakeholders regarding further exploration and development at Warintza. Equinox Gold is expanding its local, regional and federal outreach programs, in cooperation with the government and the Shuar indigenous community, to establish the relationships and social support required to recommence Warintza exploration activities.

The Company is considering a number of options to surface value from Warintza and its other copper projects, including joint venturing with a mid-tier or major copper producer to accelerate exploration or potentially spinning out all three copper assets into a separate investment vehicle in which Equinox Gold would maintain a controlling or significant interest.

Koricancha operations

Koricancha processes ore purchased from small scale and artisanal miners throughout Peru. Operating activities resumed in late Q4 2016. The Company is implementing strategies to increase its ore vendor base and steadily bring additional mineralized feed to the mill, with the objective of ultimately achieving the mill’s processing capacity of 350 tonnes per day.

Significant corporate transactions
Aurizona project credit facility
On December 20, 2017, Equinox Gold entered into a definitive credit agreement through its wholly-owned Canadian subsidiary, Aurizona Goldfields Corporation, with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide an $85 million secured project credit facility (the “Credit Facility”) to be used for the development, construction and working capital requirements of Aurizona.

Key terms of the Credit Facility:

• Term of 5 years

• $85 million in principal

o First advance of $15 million has been drawn

o Subsequent tranches available to the Company on satisfaction of customary conditions

• Interest at 7%, plus the greater of 3-month US LIBOR or 1%

o 50% of interest costs capitalized to the principal until May 31, 2019

• Repayable in quarterly instalments from September 2019 to September 2022, with a six-month extension election to March 2023

• 2.5% arrangement fee payable pro-rata on drawdown of each tranche

• No requirement for hedging commitments or reserve accounts

• Penalty-free repayment of outstanding principal and interest after September 2019

• 8,000,000 warrants issued to Sprott with a five-year term and an exercise price of C$1.01

o 1,000,000 of the warrants were issued on draw of first advance.

• Fixed $20 per ounce production-linked payment on 75% of the first 400,000 ounces, with payments to be financially settled monthly after the start of production

In addition to the Credit Facility, Sprott has agreed to provide up to $200 million to fund future development projects and acquisitions (the “Development and Acquisition Facility”), which could include development of Castle Mountain. The Development and Acquisition Facility is subject to, among other items, Sprott’s due diligence of prospective projects, negotiation, documentation and approval by Sprott’s investment committee.

Acquisition of NewCastle Gold and Anfield Gold

On December 22, 2017, the Company completed the NewCastle-Anfield Transaction, under the terms of which

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Equinox Gold acquired all outstanding securities of both companies at an exchange ratio of 0.873 Equinox Gold shares for each NewCastle Gold share and 0.407 Equinox Gold shares for each Anfield Gold share. In total, the Company issued 226.8 million shares to NewCastle and Anfield shareholders. Each NewCastle Gold and Anfield Gold warrant and option is exercisable for Equinox Gold common shares, as adjusted in accordance with the appropriate Exchange Ratio.

After the close of the NewCastle-Anfield Transaction, the Company changed its name from Trek Mining Inc. to Equinox Gold Corp.

The primary purpose of the NewCastle-Anfield Transaction was to bring Castle Mountain into Equinox Gold’s asset portfolio. The Company now has two advanced-stage gold projects in well-established mining jurisdictions, with the potential to increase its gold production to more than 350,000 ounces per year with both Aurizona and Castle Mountain producing at full capacity.

In addition, the NewCastle-Anfield Transaction expanded the Company’s treasury, bringing $20.3 million in cash from Anfield’s balance sheet and receivables of $17.0 million (prior to discounting the long-term portion) from the sale of Anfield’s Coringa project in Brazil.

The NewCastle-Anfield Transaction also expanded the Company’s capital markets profile with a significantly larger market capitalization, increased liquidity and new strategic shareholders.

After closing of the NewCastle-Anfield Transaction, Ross Beaty was appointed Chairman of Equinox Gold and acquired approximately 22.5 million common shares of the Company. The shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Ross Beaty and Sandstorm Gold Ltd. (“Sandstorm”), whereby Sandstorm sold to Ross Beaty 4.0 million common shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million. The debenture sold to Mr. Beaty was converted to approximately 18.5 million common shares in early January 2018.

Management and Directors

The Equinox Gold Board of Directors is led by Ross Beaty as Chairman with Christian Milau, Greg Smith, and Marcel de Groot joining from Equinox Gold, Jacques McMullen and Lenard Boggio joining from NewCastle Gold and Marshall Koval joining from Anfield Gold. Richard Warke, who was Executive Chairman of NewCastle Gold, continues with Equinox Gold as a strategic advisor and significant shareholder. Equinox Gold’s corporate office is in Vancouver, Canada and managed by the previous Trek Mining executive team, with Christian Milau as Chief Executive Officer and Greg Smith as President.

Business combination with Luna Gold
On March 31, 2017, the Company completed a business combination with Luna Gold (the “Luna Transaction”). Under the terms of the Luna Transaction, Equinox Gold acquired all outstanding securities of Luna Gold at an exchange ratio of 1.105 Equinox Gold shares for each Luna Gold share (the “Luna Exchange Ratio”) and holders of outstanding Luna Gold convertible securities are entitled to acquire common shares of Equinox Gold based on the Luna Exchange Ratio. On close of the Luna Transaction the Company changed its name from JDL Gold Corp. (“JDL”) to Trek Mining Inc.

The purpose of the Luna Transaction was to add the Aurizona Project to the Company’s asset portfolio, adding a flagship, near-term production gold asset to the Company’s portfolio of earlier-stage gold and copper assets. The key aspects of the Luna Transaction included the following:

• Purchasing all the outstanding shares of Luna Gold and thereby acquiring its Aurizona Project via the issuance of 48.4 million Equinox Gold shares;

• Raising $61.4 million (C$81.4 million), net of financing fees, in cash to fund exploration and development at Aurizona and to restructure the balance sheet. The cash was raised through the issuance of 41.7 million units(1), where each unit consists of one common share and one warrant(2);

• Extinguishing all non-convertible debt of the combined company by:

o Paying $20.8 million in cash to settle the short and long-term notes due to Pacific Road; and

o Issuing 19.5 million common shares and 8.5 million warrants(2) to settle a $25.5 million debt facility due to Sandstorm.

(1)  Each unit was priced at C$2.00. 31.7 million units were issued in a non-brokered private placement and 10.0 million

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units were issued via a brokered private placement.

(2)	One warrant entitles the warrant holder to purchase one common share at a strike price of C$3.00. The warrants are publicly traded on the TSX-V under the ticker symbol EQX.WT and expire October 6, 2021.

In total, Equinox Gold issued 109.6 million shares and 78.2 million warrants in connection with the Luna Transaction, related financing and debt repayments.

Acquisition of Gold Mountain and Anthem

On October 6, 2016, the Company completed the acquisition of Gold Mountain Corporation (“Gold Mountain”) and Anthem United Inc. (“Anthem”). On closing of the transaction, both Gold Mountain and Anthem became wholly-owned subsidiaries of the Company. Gold Mountain’s main asset was 100% ownership of the 16,700-hectare Elk Gold exploration property located in southern British Columbia. Anthem’s main asset was its interest in the Koricancha Mill in Peru. Anthem’s joint venture partner, EMC Green Group, S.A. (“EMC”), owned the remaining 25% and was the operator of the Koricancha Mill. The Koricancha Mill produces gold for its own account by processing gold bearing material purchased from small scale and artisanal miners in Peru.

Pursuant to the acquisition agreement, each Gold Mountain common share was exchanged for 1.032 pre-consolidated common shares of the Company (the “Gold Mountain Exchange Ratio”) and each Anthem common share was exchanged for 0.774 pre-consolidated common shares of the Company (the “Anthem Exchange Ratio”). Holders of each outstanding Gold Mountain convertible security are entitled to acquire that number of pre-consolidated common shares of the Company based on the Gold Mountain Exchange Ratio and holders of Anthem convertible security are entitled to acquire that number of pre-consolidated common shares of the Company based on the Anthem Exchange Ratio.

As part of the transaction, the outstanding common shares of the Company were consolidated on a 6.45 for 1 basis with corresponding adjustments to its convertible securities.

Concurrently with the above transaction, the Company closed a private placement financing for 30,240,691 units at a price of C$2.00 per unit (the “Concurrent Financing”) for gross proceeds of $45.8 million (C$60.5 million). Each unit issued under the Concurrent Financing comprised one post-consolidation common share and one post consolidation common share purchase warrant of Equinox Gold. Each warrant entitles the holder to acquire one common share of Equinox Gold at a price of C$3.00 expiring October 6, 2021. The warrants are listed for public trading on the TSX-V under the symbol “EQX.WT”.

Mineral and other projects
Aurizona Gold Mine, Maranhão State, Brazil
Aurizona consists of a developed mine camp, past-producing open-pit operation, process plant and associated infrastructure. Aurizona constitutes a large land package totaling approximately 223,160 hectares that includes the Aurizona mining license, brownfields exploration properties close to the Aurizona mine site and earlier-stage greenfields exploration properties that are subject to an earn-in agreement with AngloGold Ashanti Holdings plc (“AGA”). The brownfield properties, including the Piaba deposit, are subject to a graduated net smelter returns royalty (“NSR”) to Sandstorm that ranges from 3% to 5%, depending on the price of gold and subject to a government royalty that is 1.5% of gross gold sales.
On July 31, 2017, Equinox Gold released the results of the Aurizona feasibility study. Construction is underway and on track to pour gold before the end of 2018.
Proven and probable mineral reserves for Aurizona were estimated in the Aurizona feasibility study at 971,000 ounces of gold at an average grade of 1.52 g/t gold, with 392,000 ounces of gold in the Proven category contained in 8.4 million tonnes at a grade of 1.44 g/t gold and 579,000 ounces of gold in the Probable category contained in 11.4 million tonnes at a grade of 1.58 g/t gold. Measured mineral resources are estimated at 415,000 ounces of gold contained in 8.9 million tonnes at a grade of 1.46 g/t gold, with additional Indicated mineral resources estimated at 1,016,000 ounces of gold contained in 19.4 million tonnes at a grade of 1.63 g/t gold. Measured and Indicated mineral resources are inclusive of mineral reserves. Aurizona hosts additional inferred resources in the open pit of 45,000 ounces of gold contained in 880,000 tonnes at a grade of 1.61 g/t gold and underground inferred resources of 490,000 ounces of gold contained in 5.1 million tonnes at a grade of 2.99 g/t gold.
The current reserve and resource model for Aurizona outlines a 6.5-year mine life. The Company believes the mine

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life can be extended with exploration success. The current mineral reserves are contained within the Piaba and Boa Esperança deposits, both of which remain open along strike and to depth. The Piaba West target is an approximately 900-metre long westerly extension of the Piaba pit. During 2017, Piaba West drilling successfully intersected significant gold mineralization within, below and up to 350 metres along strike of the Piaba gold deposit reserve pit. The Tatajuba target is situated on the same structure as the Piaba deposit and represents a potential additional four-kilometre extension along the Piaba Trend. The Company plans to drill near-mine targets in 2018 with the objective of expanding the Aurizona resource base and extending the mine life.
In addition to the near-mine targets, surface mapping and sampling and limited drilling have identified a number of promising drill targets and more than 50-kilometre of cumulative strike of structures with anomalous to high-grade soil and rock geochemistry, which provide exploration opportunities longer term. Also, drilling below the current pit shell indicates high potential opportunities for future underground expansion.
The broader Aurizona land package (the “JV Greenfields”) is being explored in a joint venture with AGA. As per the joint venture agreement, AGA can earn a 70% interest in the 191,400-hectare JV Greenfields land package by spending $14.0 million on exploration expenditures over a four-year period until 2020. Equinox Gold will receive all data from AGA’s exploration activities.
The JV Greenfields are also subject to a 2% NSR to Sandstorm, subject to the Company’s right to reduce the NSR to 1% for $10.0 million prior to commercial production. The Aurizona Mine license and brownfields properties are subject to a gold price dependent sliding scale 3% to 5% NSR to Sandstorm.
Castle Mountain Gold Mine, California State, USA

The Castle Mountain heap leach gold mine produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property was successfully reclaimed from 2004 to 2012, but significant gold resources remain and are considered economic at current gold prices.

An updated NI 43-101 mineral resource at a US$1,300 gold price was announced on September 11, 2017 which includes Measured Mineral Resources of 135.0 million tonnes grading 0.643 g/t gold containing 2.8 million gold ounces, Indicated Mineral Resources of 57.2 million tonnes grading 0.64 g/t gold containing 1.2 million gold ounces, and additional Inferred Mineral Resources of 102.3 million tonnes grading 0.48 g/t gold containing 1.6 million gold ounces.

The Company is currently completing a prefeasibility study for Castle Mountain with the objective of restarting production in late 2019. Production is contemplated as a two-phase scenario, with Phase 1 processing low-grade ore using run-of-mine heap leach processing, and Phase 2 ramping up to higher throughput and including construction of a crusher and mill to process higher-grade ore.

The Company has maintained its permits in good standing since production was shut down. The Castle Mountain Project currently has a San Bernardino County Conditional Use Permit and a Federal Record of Decision to mine up 12,329 short tons per day of crushed ore. The Company has the permits and the water supply required to commence Phase 1 production. The Company is examining additional water source targets that would satisfy Phase 2 production and preparing a modification to the Castle Mountain Project’s existing environmental impact study to accommodate the expansion.

Koricancha, Peru

Koricancha processes gold bearing material purchased from small scale and artisanal miners in Peru at a discount to the prevailing market price. The gold and silver produced is then sold at spot prices for Koricancha’s account. Subsequent to the acquisition of Koricancha in October 2016, the Company resumed ramping up operations and is gradually increasing throughput with the objective of ultimately achieving the mill’s capacity of 350 tonnes per day.

In September 2017, the Company substantially completed a restructure of the Koricancha JV Agreement whereby the Company, through its subsidiaries, became the majority shareholder of EMC Green Group (“EMC”) and EMC became the primary interest holder in the Koricancha JV Agreement at 99.9%, with the remaining interest held by the Company’s wholly-owned subsidiary, Oro Proceso. On conclusion of the legal restructuring, the Company, through its subsidiaries, increased its ownership in the Koricancha gold mining operation in Peru from 75% to 83% and the 8% cost of goods sold royalty payable by Koricancha to the Company was eliminated.

The Company has a precious metals sales agreement to sell a portion of refined gold produced by Koricancha (the

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“Gold Sales Agreement”). In exchange for delivering 3.5% of gold ounces that are milled and processed by Koricancha, the Company received an upfront deposit totaling $5.0 million (the “Upfront Deposit”). In addition to the Upfront Deposit, the Company receives a payment equal to $100 per ounce of gold delivered pursuant to the Gold Sales Agreement. Once the gold ounces delivered pursuant to the agreement multiplied by the difference between the market price and $100 per ounce (“gold sales cash flow”) exceeds $6.0 million, the percentage of gold ounces delivered will be reduced from 3.5% to 2.1%.
Warintza Property, Ecuador
Warintza is located in southeastern Ecuador, in the province of Morona Santiago, 40 kilometres north of the Mirador copper-gold development project. Warintza is a 100%-owned copper-molybdenum porphyry deposit consisting of mineral concessions (the “Warintza Concessions”) that cover a total of 26,777 hectares. 10,000 hectares of the Warintza Concessions are subject to a 2% NSR held by Billiton Ecuador B.V. Only a small portion of the property has been tested to date.
Over the past year the government of Ecuador has been increasing efforts to encourage sustainable and responsible mining in the country. The Company is in advanced discussions with various stakeholders to allow for further exploration and development of the project and has hired a full-time employee to focus on advancing Warintza.
La Verde, Mexico

As part of the NewCastle-Anfield Transaction, Equinox Gold acquired a 60% interest in the La Verde copper exploration property located in Michoacán State in west-central Mexico (“La Verde”) that is held through a wholly-owned Mexican subsidiary. The remaining 40% interest in the project is held by a wholly-owned subsidiary of Teck Resources Limited.

La Verde is located in west central Mexico, approximately 320 kilometres west of Mexico City and hosts porphyry copper style mineralization. The La Verde project is currently on care and maintenance while the Company evaluates its future potential.

Ricardo Property, Chile

The Company holds a 100% interest in Ricardo, an exploration-stage porphyry copper prospect located in the Chuquicamata mining district of Northern Chile. The project is located along the West Fissure Fault, a crustal structure that extends for 5,000 kilometres from Chile through Peru and hosts numerous world-class porphyry deposits including Chuquicamata, Escondida and Zaldivar. Geological evidence suggests that missing segments of Chuquicamata may have been displaced southward along the West Fissure Fault into the southern portion of the Ricardo Property.

While Ricardo presents a compelling exploration opportunity, the Company is actively seeking a partner to fund further exploration of this project.

Elk Gold Property, Canada

The Company’s 100%-owned Elk Gold Property, located near Merritt, BC, is within the Similkameen Mining District and consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares.

Approximately 51,500 ounces of gold were produced from Elk Gold between 1992 and 1995 from a test pit and underground mining exploration. In 2014, a total of 6,597 tonnes of mineralized material with an average grade of 16.7 grams per tonne gold was extracted from a bulk sample pit, for total production of 3,696 troy ounces of gold. The existing bulk sample permit allows for the extraction of 11,000 tonnes of mineralized material. Thus far 6,710 tonnes have been removed, leaving a permitted allowance of 4,290 tonnes of mineralized material.

The Company believes that Elk Gold has production and exploration potential and is considering its options to realize value from this project.

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Financial results
Selected financial results for the three months and year ended December 31, 2017
Selected consolidated results for the three months and years ended December 31, 2017 and 2016 are summarized below:
$ in millions, except per share amounts	Three months ended December 31,		Years ended December 31,
	2017	2016	2017	2016
Revenue	$5.7	$0.9	$15.5	$1.1
Cost of sales	(7.3)	(2.1)	(18.9)	(2.3)
Gross margin (loss)	(1.6)	(1.2)	(3.4)	(1.2)

Care and maintenance expenses	(2.6)	-	(8.7)	-
Exploration expenses	(3.4)	(0.2)	(8.3)	(1.0)
General and administration	(4.8)	(0.7)	(10.8)	(1.1)

Loss from operations	(12.4)	(2.1)	(31.2)	(3.4)
Other income (expenses)	(13.2)	1.9	14.1	0.7
Net income (loss)	(26.0)	(0.2)	(17.4)	(2.7)
Other comprehensive income (loss)	(0.7)	0.3	(0.6)	(0.5)
Comprehensive income (loss)	(26.7)	0.1	(18.0)	(2.2)
Net income (loss) per share attributable to Equinox Gold shareholders:
Basic	$(0.13)	$0.01	$(0.11)	$(0.09)
Diluted	(0.13)	0.01	(0.11)	(0.09)
As a result of three business combinations, the NewCastle-Anfield Transaction in Q4 2017, the Luna Transaction in Q1 2017 and the JDL Transaction in Q4 2016, variances between the financial results for the three months and years ended December 31, 2017 and 2016 are not readily comparable. The comparison of quarter-by-quarter variances included in the following section is more relevant.
Selected audited consolidated balance sheet amounts as December 31, 2017, 2016 and 2015 are summarized below:
$ in millions	December 31, 2017	December 31, 2016	December 31, 2015
Total assets	$486.3	$89.9	$1.7
Total non-current liabilities	$90.4	$21.1	$-

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Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through December 31, 2017:
$ in millions, except per share amounts	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

Revenue	$5.7	$4.0	$3.2	$2.6
Cost of sales	(7.3)	(4.9)	(3.8)	(3.0)
Gross margin (loss)	(1.6)	(0.9)	(0.6)	(0.4)

Care and maintenance expenses (2)	(2.6)	(3.0)	(3.1)	-
Exploration expenses	(3.4)	(1.9)	(2.5)	(0.4)
General and administration	(4.8)	(2.7)	(2.3)	(1.0)

Loss from operations	(12.4)	(8.5)	(8.5)	(1.9)
Other income (expenses)	(13.2)	2.9	20.0	4.4
Net income (loss)	(26.0)	(5.6)	11.5	2.6
Other comprehensive income (loss)	(0.7)	(0.2)	(0.0)	0.4
Comprehensive income (loss)	(26.7)	(5.8)	11.5	3.0
Net income (loss) per share attributable to Equinox Gold shareholders:
Basic	$(0.13)	$(0.03)	$0.07	$0.04
Diluted	(0.13)	(0.03)	0.03	0.02

$ in millions, except per share amounts	December 31, 2016(1)	September 30, 2016	June 30, 2016	March 31, 2016

Revenue	$1.1	-	$-	$-
Cost of sales	(2.3)	-	-	-
Gross margin (loss)	(1.2)	-	-	-

Exploration expenses	(0.2)	(0.2)	(0.2)	(0.4)
General and administration	(0.7)	(0.2)	(0.1)	(0.2)

Loss from operations	(2.1)	(0.4)	(0.3)	(0.6)
Other (expenses) income	1.9	(0.3)	(0.6)	(0.3)
Net loss	(0.2)	(0.7)	(0.9)	(0.9)
Other comprehensive (loss) income	0.3	(0.1)	(0.0)	(0.3)
Comprehensive loss	0.1	(0.8)	(0.9)	(0.6)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	$0.01	$(0.01)	$(0.05)	$(0.08)
(1) There are no comparative results for revenue, cost of sales and gross margin (loss) prior to Q4 2016 as Koricancha was acquired in Q4 2016.
(2) There are no comparative results for care and maintenance expenses prior to Q2 2017 as Aurizona was acquired on March 31, 2017.
Revenue for Q4 2017 was $5.7 million on sales of 4,514 ounces of gold, compared to revenue of $4.0 million for Q3 2017 from the sale of 3,195 ounces of gold and $3.2 million for Q2 from the sale of 2,545 ounces of gold.

Koricancha purchases all mill feed that it processes from third-party vendors. During the three months ended December 31, 2017, it purchased 9,706 tonnes; three months ended September 30, 2017, it purchased 6,959 tonnes; and three months ended June 30, 2017, it purchased 5,609 tonnes. Ore sourcing during the first half of the year was negatively impacted by higher than normal rainfall in Peru that affected the ability of its vendors to mine and transport material.

Cost of sales reflects expenditures to purchase mineralized mill feed, processing costs and general and administration expenses at Koricancha incurred in the production of gold. The majority of these costs comprise mineralized mill feed purchase costs and consumption materials such as fuel, reagents and spares. Plant and

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administrative payroll and contracts for various services on site make up the remaining balance.

Cost of sales also includes amortization associated with the Koricancha plant. Cost of sales before inventory adjustments can vary on a quarter-by-quarter basis, subject to throughput, changes in input costs and foreign currency fluctuations. Koricancha gold sales started in December 2016. All start-up expenditures incurred in Q4 2016 were expensed.

Exploration expenses increased to $3.4 million in Q4 2017 from $1.9 million in Q3 2017 and $2.5 million in Q2 2017. In Q4, the Company expanded an exploration program at Aurizona, focusing on near-mine targets west and east of the current ore reserve.

General and administration in Q4 2017 increased to $4.8 million from Q3 2017’s $2.7 million and from $2.3 million in Q2 2017. The increase in general and administration expenditures in Q4 2017 over prior quarters is a result of $1.0 million in non-cash, share-based compensation expenses related to the issuance of restricted share units that vested on announcement of full funding of Aurizona construction and to the payment of $0.9 million in short-term incentive compensation.

During Q4 2017, the Company recorded a non-cash loss of $9.0 million on change in fair value of derivative liabilities that is recorded in other income, compared to a non-cash gain of $2.0 million in Q3 2017 and a non-cash gain of $10.9 million in Q2, 2017. The Company’s share purchase warrants are considered derivatives as they are to be settled in Canadian dollars and the US dollar is the Company’s functional currency. Accordingly, the Company’s share purchase warrants are classified and accounted for as derivative liabilities at fair value through profit or loss. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading. The decrease in share price results in a gain of $18.7 million for the year ended December 31, 2017.

During Q4 2017, the Company incurred finance costs of $1.2 million in non-cash interest on its debenture with Sandstorm. In addition, in Equinox Gold’s acquisition of Anfield, the Company expensed $2.5 million of consideration that was in excess of the fair values of the Anfield assets and liabilities. These amounts are offset by $1.0 million of non-cash accretion was that recorded on reclassifying Brazil long-term VAT receivables, that had been recorded at a discount, to current receivables without any discount.

The Company sold marketable securities classified as available-for-sale investments during Q4 2017 for a loss of $0.1 million. During Q3 and Q2 2017, the company realized a gain of $0.4 million and a loss of $0.5 million, respectively on its sale of available-for-sale investments.

Liquidity and capital resources

Working capital

At December 31, 2017, Equinox Gold had $71.3 million in cash and marketable securities (December 31, 2016 - $41.4 million), which included $15.0 million of cash from a debt draw in late 2017.

Working capital at the end of 2017 was $55.8 million, up from $44.6 million as at December 31, 2016.

As at December 31, 2017, current accounts receivable and deposits were $11.8 million (December 31, 2016 - $3.4 million) composed of $4.3 million (December 31, 2016 - $2.4 million) of value-added taxes receivable from the Brazilian and Peruvian governments; $4.9 million (December 31, 2016 - $nil) is receivable from Serabi Gold plc and due in late March 2018 from the sale of Anfield’s Coringa project that closed just immediately prior to the close of the NewCastle-Anfield Transaction; and $0.6 million in miscellaneous receivables, advances and prepaid expenses.

Inventory at December 31, 2017 totalled $3.2 million, up from $1.2 million at December 31, 2016. As at December 31, 2017, there was supplies inventory of $0.7 million, work-in-process of $1.9 million, and finished goods of $0.6 million (December 31, 2016 - $0.1 million, $1.1 million and $nil, respectively).

Included in current liabilities at December 31, 2017 is the current portion of the Company’s debenture of $14.8 million (December 31, 2016 - $nil). It was sold by Sandstorm to the Chairman of Equinox Gold, Ross Beaty, and converted to 18.5 million shares in early January 2018 as described on page 6 of this MD&A.

Accounts payable and accrued liabilities at the end of 2017 were $15.2 million (December 31, 2016 - $0.8 million).

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The Credit Facility includes financial covenants, that include, amongst others, requiring the Company to maintain minimum cash and working capital balances.

As at December 31, 2017, the Company has a cash balance of $68.0 million, positive working capital and a project debt facility that, when combined, the Company believes are sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s other current operations and business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining and milling operations.

Cash flow

Cash flow used in operations for the year ended December 31, 2017 was $25.6 million (year ended December 31, 2016 - used $7.0 million). The increase in cash used in operations over the prior year is due primarily to engaging in activities that had no such expenditure in 2016 and inclusion of activities from entities acquired in 2017. For example, care and maintenance for Aurizona was $8.7 million in 2017 and $nil 2016. The Company had active exploration at Aurizona in 2017, completing the feasibility study and performing growth exploration focused on the western and eastern peripheries of the existing Aurizona reserve. These exploration activities resulted in approximately $8.3 million of expenditure for 2017, compared to $1.0 million for 2016 when exploration activities were minimal. Also, as a result of the merged and restructured company, general and administration cash costs increased significantly compared to those of 2016.

Cash flow used in investing activities for the year ended December 31, 2017 was $0.5 million (year ended December 31, 2016 - generated $2.1 million). As to 2017 investing activities, during the year, Equinox Gold spent $21.6 million (2016 - $nil) on pre-development assets at Aurizona. This expenditure was offset by cash of $19.2 million received on acquisitions of Luna Gold, Anfield and NewCastle (2016 - receipt of $1.9 million on acquisition of Anthem United and Gold Mountain) and by receipt of proceeds on sale of available-for-sale investments of $2.2 million (2016 - receipt of $0.2 million).

Cash flows provided by financing activities for the year ended December 31, 2017 totalled $53.5 million (year ended December 31, 2016 - $44.2 million). The Company received $61.4 million net proceeds from brokered and non-brokered private placements that were completed in conjunction with the Luna Transaction in Q1 2017 and $12.8 million of debt drawn in Q4 2017, which is net of $2.2 million of debt financing fees. Offsetting the funds received from financing activities was the cash settlement of $20.8 million of debt acquired as part of the Luna Transaction.

Share capital transactions

See “Business combination with NewCastle Gold and Anfield Gold” and “Business combination with Luna Gold” for descriptions of the share capital issued in conjunction with those transactions.

Of the gross proceeds raised in conjunction with the Luna Transaction of $62.6 million ($61.4 million net of financing fees), $14.1 million was allocated to the warrants and $48.5 million was allocated to common shares. The fair value of the warrants issued was calculated using the market price on the TSX-V.

The Company issued common shares in conjunction with the following transactions during 2017:
# Shares
Balance December 31, 2016	67,482,953

Issued on acquisition of Luna Gold	48,446,123
Issued on acquisition of NewCastle	178,251,427
Issued on acquisition of Anfield	48,525,886
Issued in financings	41,709,586
Issued to settle debt	19,459,538
Issued on exercise of warrants, stock options and RSU’s	873,531
Balance December 31, 2017	404,749,044

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Outstanding share data
As at the date of this report, the Company had 445,792,420 common shares issued and outstanding, 15,779,779 common shares issuable under stock options, 116,587,166 common shares issuable under share purchase warrants and 5,172,013 common shares issuable under restricted share units. The fully diluted outstanding share count is 583,331,378.
Commitments and contingencies
At December 31, 2017, the Company had the following contractual obligations outstanding:
($’000s)	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Debenture	$30,000	$10,000	$10,000	$10,000	$-	$-	$-
Interest on debenture	6,357	4,827	1,019	511	-	-	-
Credit facility	19,713	681	3,454	4,836	5,154	5,588	-
Secured debt	825	825	-	-	-	-	-
Accounts payable and accrued liabilities	15,156	15,156	-	-	-	-	-
Purchase commitments	20,112	20,087	25	-	-	-	-
Lease commitments	693	376	204	113	-	-	-
Total	$92,856	$51,952	$14,702	$15,460	$5,154	$5,588	$-

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based on upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of December 31, 2017, the Company recorded a legal provision for these items totaling $2.8 million.
The Company is appealing federal income and municipal value-added tax assessments in Brazil. Brazilian courts can require a taxpayer to post cash or a guarantee for the disputed amount before the courts will hear an appeal. It can take up to five years to complete an appeals process and receive a final verdict. The Company will likely in the future have to post security by way of cash, insurance bonds or equipment pledges with respect to certain federal income and municipal tax assessments being appealed, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

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Related party transactions

Key management personnel consists of the Company’s Chief Executive Officer, President, Chief Operating Officer, and Chief Financial Officer. Management received salaries and short-term incentive compensation of $1.6 million during 2017 (2016 - $0.2 million) and non-cash long-term incentive compensation of $1.0 million (2016 - $0.1 million). Director remuneration for non-executive members of the Company’s Board totaled $0.2 million in 2017 (2016 - $nil).

Ross Beaty is a related party of the Company. The purpose of the amendment of the debenture with Sandstorm pursuant to the Beaty Transaction was to incentivize Ross Beaty to act as chairman of Equinox Gold following closing of the NewCastle-Anfield Transaction.

Risk and uncertainties
Financial instrument risk exposure

The Board of Directors approves and monitors the risk management process. The Company is exposed in varying degrees to three types of risks related to financials instruments:

Credit risk: The risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable, due from Serabi Gold plc and reclamation bonds. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. The carrying value of these financial assets totaling $86.3 million represents the maximum exposure to credit risk.

Liquidity risk: The risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the expected short and long-term cash requirements.

Market risk: the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: price risk; interest rate risk and foreign currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, available for sale investments, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Interest rate risk: The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on the Sprott Credit Facility. As the Credit Facility was entered into at the end of the year, a 10% change in interest rates at the reporting date would not have a material effect on net income or loss in the year

Price risk: The risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

Foreign currency risk: The Company is subject to foreign exchange rate fluctuations with respect to United States, Canadian and Brazilian, Mexican, Peruvian, Chilean and Guatemalan currencies. The Company has traditionally raised its funds through equity issuances, which are priced in Canadian dollars. However, the Company incurs expenditures in Canadian and US dollars, Brazilian Reis as well as the currencies of Mexico, Peru, Chile and Guatemala. The Company may suffer losses due to adverse foreign currency fluctuations.

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Financial assets and liabilities denominated in currencies other than the US dollar are as follows:
($’000)	December 31, 2017		December 31, 2016
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Brazilian reals	$31,402	$5,909	$-	$-
Canadian dollars	5,956	4,186	18,471	416
Peruvian sols	1,235	1,267	2,751	219
Chilean peso	37	18	2	3
Mexican peso	11	-	12	-
	$38,641	$11,380	$21,236	$638
Capital risk management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as have sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company consists of shareholders’ equity, as well as cash and cash equivalents and credit facility. The Company manages its capital structure and make adjustments to it as necessary. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company manages and makes adjustments to its capital structure in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Pacific Road has certain non-dilution rights pursuant to an investment agreement dated May 7, 2015 whereby as long as Pacific Road holds at least 5% of Equinox Gold's common shares, Pacific Road has the right to maintain all or a portion of its ownership interest in the Company following any new issuance of Equinox Gold common shares.

Other risks factors

The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Company’s securities could decline and investors could lose all or part of their investments. The risks include but are not limited to those risks set forth below in addition to those discussed in:

• the Joint Management Information Circular of the Company and JDL dated February 22, 2017 relating to the arrangement between the Company and JDL and filed under the Company’s profile on SEDAR; and

• the Joint Management Information Circular of NewCastle Gold and Anfield Gold dated November 14, 2017 relating to the arrangement between the Company, NewCastle Gold and Anfield Gold, filed under the NewCastle Gold and Anfield Gold profiles on SEDAR.

Acquisition or Business Arrangement

Through the Luna Transaction and the NewCastle-Anfield Transaction the Company sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulating approvals and exposure to litigation. Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results or operations and financial position.

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Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any accounting period. In addition, there can be no assurance that gold, silver and copper in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral reserves and mineral resources, or of our ability to extract these mineral reserves, could have a material adverse effect on our results of operations and financial condition of the Company.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category.

Operating Risk - Koricancha

The Company operates an industrial gold and silver processing plant in Peru which is subject to risks normally encountered in exploration, development, production of gold and silver including flooding, fire, metal loses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the processing. Other risks include construction and maintenance activities, availability of skilled labour and specialized equipment, availability and cost of appropriate desorption and refining arrangements, environmental and other governmental approval and permit requirements, the availability and cost of mineralized feed for processing, the availability of funds to finance additional operating, construction and development activities, potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent operating or development activities, potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies, and delays in recovering value-added taxes or other amounts receivable from various governmental and non-governmental counter parties. In particular, production at the Koricancha Mill has previously been significantly affected by the longer than expected timeline to establish initial and regular recovery of value added taxes in Peru. Regular recovery of value added taxes in Peru is critical to the economic success of the Koricancha Mill. While the Company is confident that long-term regular recovery of value added taxes will be established, the Company cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.

Construction Risk

The Company is re-developing the Aurizona Project, a past-producing open pit mine and gold processing plant and early works construction has been underway since third quarter of 2017. Construction of a project requires substantial expenditures and is prone to material cost overruns versus budget. The capital expenditures and time required to re-develop Aurizona or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and timeline to obtain such approvals is often beyond the control of the Company (see “Government Regulation Risk” below). A delay in start up of commercial production would increase capital costs and delay receiving revenues,

Given the inherent risks and uncertainties associated with construction for re-development of the Aurizona Mine, there can be no assurance that the construction will continue in accordance with current expectations or at all, or

17

that construction costs will be consistent with the budget, or that the mine will operate as planned.

Commodity Price Risk

The price of our common shares, our financial results and exploration, and our development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, and copper. Gold, silver and copper prices fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver and copper have fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from our properties to be uneconomic. Future production from our mining properties is dependent on gold, silver and copper prices that are adequate to make these properties economically viable.

Financing and Share Price Fluctuation

The Company has limited operating cash flow. Although the company has a Credit Facility and Development and Acquisition Facility with Sprott (see “Indebtedness Risk” below), there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on the Company’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Equinox Gold that are listed on the TSX Venture Exchange often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, we do not know how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Indebtedness Risk

As of December 31, 2017, we had aggregate consolidated indebtedness of, $51.3 million. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on our debt, which will limit the cash flow available for other business opportunities. Our ability to make scheduled payments of the principal or, to pay interest on, or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

International Interests

Changing political situations may affect the manner in which the Company operates. The operations of the Company are conducted in the United States, Brazil, Ecuador, Peru, Chile, Mexico and Canada and are exposed to various levels of political, economic, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. The Company’s continues to work with local community and Ecuadorian government agencies regarding its Warintza Project in Ecuador which was the subject of an occupation of the exploration camp in 2006. There are no assurances that exploration at the Warintza Project can proceed until a mutually satisfactory resolution of the outstanding issues is achieved. The occurrence of mining regime changes in both the developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development of mining activities, may affect our viability and profitability.

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Government Regulation Risk

The processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position. Amendments to current laws, regulations and permits governing development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s financial position, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtained or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). The Company is currently appealing a municipal tax assessment in Brazil (see “Litigation and Legal Proceedings Risk” below). The Company could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s activities.

Anti-corruption Laws

Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the countries in which we conduct business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always s be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with such laws. If we become subject to an enforcement action or in violation of such laws, this may have a material adverse effect on our reputation, result in significant penalties, fines and/or sanctions imposed on us, and/or have a material adverse effect on our operations.

Permitting

The Company’s processing, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits. The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. We can provide no assurance that we will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site which could adversely affect our operations.

Mining Exploration and Development

The Company’s mineral projects are at various stages of exploration and development with only the Koricancha mill currently in operations (see “Mill Feed and Commercial Operation”). The exploration for and development of mineral deposits involves significant risks. Few properties that are explored are ultimately developed into producing mines. Major expenses are typically required to locate and establish mineral reserves. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of the Company’s mineral projects will only follow upon obtaining satisfactory results. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company’s

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exploration and development activities will result in any discoveries of commercial bodies of ore. There is also no assurance that, even if commercial quantities of ore are discovered, any of Company’s mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

The processes of exploration, development and operations also involve risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although the Company evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. The Company cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on the Company. See “Insured and Uninsured Risks” below for more details.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies in various jurisdictions where we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We can provide no assurance that future changes in environmental regulation will not adversely affect our results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on our reputation and could adversely affect our results of operations. Furthermore, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Foreign exchange transaction registration compliance

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.

Changes in Climate Conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, we expect that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on our operations. These risks include: sea level rise, extreme weather events, and resource shortages due to disruption of delivery item. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks

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of climate change will not have an adverse effect on our operations.

Defects in the Title

Title insurance is not available for our properties, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. We can provide no assurances that there are no title defects affecting our properties. Accordingly, our mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other thing, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Litigation and Legal Proceedings Risk

The Company is from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company is also appealing federal, state and municipal tax assessments in Brazil and as a result of the development of the business and our structure, we may also face historical claims. The Company cannot reasonably predict the likelihood or outcome of any such actions. If we are unable to resolve such disputes favourably, they may have a material adverse impact on our financial performance, cash flow and results of operations.

Insured and Uninsured Risks

In the course of development of its assets, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Uninsured losses could have an adverse effect on our cash flows, results of operations and financial condition.

No History of Dividends

The Company and its predecessor entities, have not paid a dividend since incorporation. The Company intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the Company’s Board and will depend on the capital requirements of the Company, results of operations and such other facts as the Company’s Board considers relevant.

Information Systems

Targeted attacks on our systems (or on systems of third parties that we rely on), failure or non-availability of a key information technology (“IT”) systems or a breach of security measures designed to protect our IT systems could result in disruptions to our operations, extensive personal injury, property damage or financial or reputational risks. We have engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, we must make continuous mitigation efforts, including: risk prioritized controls to protect against known and emerging threats; tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Competition

The Company is dependent on the services of key executives, including, among others, our President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The success of our operations is also dependent on our highly skilled and experienced workforce. There continues to be competition over highly skilled experienced workers. In addition, the development of new mines in geographic areas without an established mining

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industry requires training of inexperienced workers to staff theses new mines. The loss of these persons or our inability to attract and retain additional highly skilled, diverse employees may adversely affect our business and future operations.
Accounting matters
Use of judgement and estimates

Except as otherwise noted, the Company’s financial statements are presented in United States dollars, the functional currency of the Company and its subsidiaries.

In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

Judgements
(i) Functional currency:
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
(ii) Acquisitions:
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Luna Gold and Anthem on March 31, 2017 and October 6, 2016, respectively, met the criteria of a business combination. The Company determined that the acquisitions of NewCastle and Anfield on December 22, 2017 and the acquisition of Gold Mountain on October 6, 2016 did not meet the criteria of a business combination and these transactions have been accounted for as acquisitions of assets.
(iii) Indicators of impairment:
Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.
(iv) Contingencies:
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

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Key sources of estimation uncertainty
(i) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisitions are disclosed in note 5 of the 2017 audited consolidated financial statements.

(ii) Impairment of mineral properties, plant and equipment and goodwill

The determination of fair value and value in use of an asset or cash generating unit requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or cash generating unit. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

In performing the Company’s annual assessment of impairment of goodwill, the keys assumptions used for assessing the recoverable amount of the Koricancha CGU included gold price of $1,320/oz and discount rate of 10%. Given the uncertainty in predicting mill operating performance and industry or macroeconomic conditions beyond an explicit point in time, the Company has assessed a terminal value to estimate the value of mill operations beyond a 9-year forecast period. Changes to the Company’s key assumptions, such as an increase of 1.5% to the discount rate or a 2% decrease to the gold price, would result in an impairment of the Koricancha CGU.

(iii) Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

(iv) Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 14 of the 2017 audited consolidated financial statements.

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(v) Valuation of derivative and other financial instruments
The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in CA$ is based on an option pricing model which uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of embedded derivatives such as interest rate floors and prepayment options require estimates of future yield curves and credit spread. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss). Significant assumptions related to derivatives are disclosed in notes 12 and 13 of the 2017 audited consolidated financial statements.
(vi) Share based payments
The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in note 15(a) of the 2017 audited consolidated financial statements.
(vii) Income taxes and value added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes, and for federal income taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(viii) Inventory

The Company records provisions to reduce spare parts and mine supplies inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete inventory. Net realizable value is determined by reference to relevant market prices less applicable variable selling expenses, or by reference to salvage or scrap value in the case of obsolete inventory. Provisions are reversed to reflect any subsequent recoveries in net realizable value where the inventory is still on hand. Significant judgement is involved in the determination of net realizable value. Changes in net realizable value assumptions may result in further inventory impairment or a reduction to any previously recorded provision, with the impact recorded in net income (loss).

The net recoverable value of in-process and finished goods inventory is based on the quantity of recoverable metal inventory which is an estimate based on the contained ounces of gold added and removed from the process, expected grade and recovery rates. The quantity of contained gold is an estimate based on initial weights and assay results. The net recoverable value of these inventories also requires estimates of expected selling prices and, where applicable, costs to complete the production process.

(ix) Contingencies
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the

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claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. If the Company’s estimate of cash outflows required to settle claims proves to be less than the ultimate assessment, an additional charge to expense would result. As of December 31, 2017, the Company recorded a legal provision for these items totaling $2.8 million.
The Company is appealing federal income and municipal value-added tax (“VAT”) assessments in Brazil. Brazilian courts normally require a taxpayer to post cash or a guarantee for the disputed amount before the courts will hear an appeal. It can take up to five years to complete an appeals process and receive a final verdict. The Company will likely in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being appealed, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.
Limitations of controls and procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company is not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and has not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.
Recent accounting pronouncements

IFRS 9 - Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments, replacing IAS 39 - Financial Instruments. The new standard reflects the scope of IAS 39, and accordingly all financial instruments addressed within IAS 39 are addressed by IFRS 9. IFRS 9 provides three different measurement categories for financial assets, while all financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value.

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The Company conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting and concluded that the implementation of the new standard will not have a material impact on the Company’s reported financial results.

IFRS 15 - Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers, replacing IAS 18 - Revenue. The new standard enacted a methodology of recognizing revenue in line with the transfer of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria. The Company conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting and concluded that the implementation of the new standard will not have a material impact on the Company’s reported financial results.

IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases, replacing IAS 17 - Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities. The Company is currently evaluating the impact the new standard will have on its financial results.

Forward-looking statements
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “potential” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to achieve the results anticipated in the Aurizona feasibility study, the Company’s ability to complete Aurizona construction activities on time and on budget, the Company’s ability to restart production at Aurizona and timing of the anticipated restart of production, he Company’s ability to achieve the annual production estimated for Aurizona, exploration results at Aurizona and the Company’s ability to expand the resource base and extend the Aurizona mine life, the Company’s ability to complete the Castle Mountain pre-feasibility study and the results of the pre-feasibility study, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to increase Koricancha throughput and production, the Company’s ability to recommence exploration activities at Warintza, the Company’s ability to surface value from its copper assets with a potential spin-out or joint venture, conditions and risks associated with the Credit Facility, statements regarding the Company’s assets and the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking

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statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Technical information
David Laing, BSc, MIMMM, Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

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